BAKER & McKENZIE

貝克·麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

24 December 2004

Our ref: 32073984-130435
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Division of Corporation Financ
- International Mail stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the announcement relating to the proposed establishment of a joint venture company in Sichuan Province in the PRC by the Company and the independent third parties since our letter dated August 30, 2004, copy of which is enclosed with this letter.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

pp.

Allen Shyu / Michelle Li

Encl.
KHL00004.DOC

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

ANNOUNCEMENT

On 20th December, 2004, the Company entered into an agreement with independent third parties regarding the proposed establishment of a joint venture company in Sichuan Province.

On 20th December, 2004, 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "**Company**") entered into an agreement (the "**Agreement**") regarding the proposed establishment of a joint venture company, 四川瀘州川南發電有限責任公司 Sichuan Luzhou Chuannan Power Generating Company Limited* (the "**Joint Venture**"), in Sichuan Province, the People's Republic of China, with third parties which, to the best knowledge, information and belief of the Company's directors, are independent of the Company and its connected persons and are not connected persons of the Company.

The Joint Venture will principally be engaged in the development and operation of an electricity plant, and the production and supply of electricity, in Sichuan Province. The electricity plant to be developed by the Joint Venture is expected to comprise two 600MW generating units in its first phase, with a total planned capacity of four 600MW generating units. The initial term of the Joint Venture is 25 years commencing from the date of issue of its business licence. The Company is expected to have a 40% equity interest in the Joint Venture. The board of directors of the Joint Venture is expected to consist of eight members, and three of them will be appointed by the Company.

Under the Agreement, the Company is required to contribute capital amounting to a total of RMB400 million towards the Joint Venture by way of instalments. The Company may make its capital contributions by cash or by injecting net assets into the Joint Venture. The Agreement does not provide for any other capital commitment required by the Company, and the Company is not expected to provide any guarantee or indemnity in connection with the establishment of the Joint Venture. The Joint Venture is expected to arrange for banking facilities with financial institutions to satisfy its future development and other capital requirements.

The establishment of the Joint Venture is expected to strengthen and enhance the development of the Company's electricity-generating business in Sichuan Province, and is therefore beneficial to the Company and its shareholders. The Company's directors believe that the transactions under the Agreement are fair and reasonable and in the interests of the shareholders as a whole. The Agreement does not constitute a notifiable transaction of the Company under the Hong Kong Listing Rules.

By order of the board of the directors of
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
Zhou Lianqing
Company Secretary

The board of the Company's directors as at the date hereof comprises of:

He Gong *(Chairman)*
Da Hongxing *(Executive Director)*
Zhu Chongli *(Non-executive Director)*
Chen Jianhua *(Executive Director)*
Tian Peiting *(Executive Director)*
Peng Xingyu *(Non-executive Director)*
Zhang Bingju *(Non-executive Director)*
Wang Yingli *(Non-executive Director)*
Ding Huiping *(Independent non-executive Director)*
Zhao Jinghua *(Independent non-executive Director)*
Hu Yuanmu *(Independent non-executive Director)*
Wang Chuanshun *(Independent non-executive Director)*

Shandong, the People's Republic of China
20th December, 2004

* *for identification only*